UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of	May 2005

Commission File Number	0-24096

QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940, Denver, CO 80202

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F ☒  Form 40 F ☐

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Press Release NR2005-19 May 31, 2005

DESCRIPTION:

Queenstake Continues to Find High-Grade Gold Mineralization at Jerritt Canyon

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEENSTAKE RESOURCES LTD.
(Registrant)

Date	May 31, 2005	By	“Dorian L. Nicol”” (signed)
(Signature)

Dorian L. Nicol, President & CEO

N E W S R E L E A S E

News Release 2005-19	May 31, 2005
TSX – QRL; AMEX – QEE – Queenstake Resources Ltd.
SEC file number 0-24096

Queenstake Continues to Find High-Grade Gold Mineralization at Jerritt Canyon

Denver, Colorado – May 31, 2005 – Queenstake Resources Ltd. (TSX:QRL, AMEX:QEE) continues to intersect new high-grade gold mineralization with underground exploration at the SSX, Smith, Murray, and Steer Mines at Jerritt Canyon in northeastern Nevada.  All results contained in this release are outside the measured and indicated resource estimate as at the end of December, 2004, and therefore represent incremental additions to mineralization at Jerritt Canyon.  Queenstake’s press release dated February 7, 2005 contains details on the December 2004 reserve and resource estimates.

Queenstake’s underground exploration and resource conversion program is in progress at all four mines at Jerritt Canyon.  Three contract underground core drills and one contract underground reverse circulation (RC) drill as well as two company-owned RC underground drills are involved in the program.  The drilling is designed to explore for new mineral resources and to convert resources to reserves.

Dorian (Dusty) Nicol, Queenstake’s President and Chief Executive Officer, said, “We continue to have success with our underground exploration program at Jerritt Canyon’s operating mines.  The results of the Murray drilling indicate the likelihood that Zone 7 will continue to grow as well as to increase in grade.  The ore pods at Steer continue to grow steadily, as they have since we began drilling them from underground last year.  Some of our highest grades in drill intercepts are from the Smith Mine.  I am also pleased to announce that on May 25th we began drilling the pilot hole for the raise which will provide a secondary escape way and ventilation, allowing full-scale commercial production to begin from the Mahala portion of the Smith Mine in mid-August.  Mineralization at the SSX Mine continues to expand; as development progresses toward the Steer Mine, much of the recently discovered mineralization will become accessible for mining.  The connection between the SSX and Steer mines is expected to be completed by mid-August.”

Murray Mine

Zone 7 at the Murray Mine was added to probable reserves at the end of 2004 with an estimated 43,400 tons at a grade of 0.266 ounces of gold per ton (opt), containing 11,500 ounces of gold.  The estimated measured and indicated resource, including reserves, is 112,900 tons at 0.243 opt, containing 27,400 ounces of gold.  An underground drill program of 4,940 feet of RC drilling in twenty-six holes and 3,976 feet of core drilling in fifteen holes was carried out in March and April this year.  Assays have been received for all of the holes.  The table below lists intercepts with an average grade greater than 0.250 opt over 10 or more feet and that are outside the measured and indicated resource envelope.

Hole #	Az (degrees)	Dip (degrees)	Total Depth (feet)	From (feet)	To (feet)	Interval (feet)	Grade (opt)	Zone	Drill Type
C70004	344	-14	100	80	90	10	0.268	Zone 7	UG-RC
C70005	3	22	220	60	105	45	0.369	Zone 7	UG-RC
and	3	22	220	160	180	20	0.274	Zone 7	UG-RC
C70006	359	13	210	45	90	45	0.330	Zone 7	UG-RC
and	359	13	210	110	145	35	0.381	Zone 7	UG-RC
C70007	359	6	195	35	65	30	0.254	Zone 7	UG-RC
C70009	356	-10	125	60	80	20	0.322	Zone 7	UG-RC
C70010	3	23	245	65	100	35	0.409	Zone 7	UG-RC
and	3	23	245	135	190	55	0.288	Zone 7	UG-RC
C70011	3	17	235	60	95	35	0.277	Zone 7	UG-RC
C70012	3	9	150	35	105	70	0.330	Zone 7	UG-RC
C70016	2	13	300	60	85	25	0.457	Zone 7	UG-RC
C70017	1	-12	160	60	75	15	0.320	Zone 7	UG-RC
C70018	5	-4	200	35	50	15	0.271	Zone 7	UG-RC
C70019	3	8	260	40	90	50	0.322	Zone 7	UG-RC
C70021	19	39	300	115	200	85	0.390	Zone 7	UG-RC
C70022	19	28	300	70	110	40	0.408	Zone 7	UG-RC
C70023	19	19	300	40	50	10	0.428	Zone 7	UG-RC
C70024	19	-2	180	40	60	20	0.261	Zone 7	UG-RC
NC-088	322	13	230	100	110	10	0.257	Zone 7	UG-Core
NC-091	341	9	210	115	133	18	0.376	Zone 7	UG-Core
NC-092	342	20	180	85	105	20	0.258	Zone 7	UG-Core
and				140	170	30	0.451	Zone 7	UG-Core
NC-093	17	22	260	70	80	10	0.650	Zone 7	UG-Core
and				200	250	50	0.302	Zone 7	UG-Core

Steer Mine

At the Steer Mine, the connection between the mine and the SSX Mine is scheduled to be completed mid-August 2005.  The 1,800 foot production drift connecting the two mines will provide a secondary escapeway and ventilation and will allow full-scale commercial production to begin from Steer. The underground drilling program is progressing simultaneously with development of the Steer orebody.  The proven and probable reserve at the end of December 2004 was estimated at 342,100 tons at a grade of 0.279 opt (95,300 contained ounces of gold); Steer’s indicated and measured resource (including the reserve) at the end of 2004 was estimated at 522,700 tons at 0.282 opt containing 147,400 ounces of gold.  The additional inferred resource is estimated at 379,000 tons at 0.262 opt.  Thirty-four RC drill holes totaling 8,205 feet and two core holes totaling 495 feet were drilled from March 18 through May 15, 2005.  The table below lists intercepts with an average grade greater than 0.250 opt over 10 or more feet and that are outside the measured and indicated resource envelope.

Hole #	Az (degrees)	Dip (degrees)	Total Depth (feet)	From (feet)	To (feet)	Length (feet)	Grade (opt)	Zone	Drill Type
S10296	97	15	275	30	95	65	0.399	Block 1	UG-RC
S10312	142	-15	220	105	125	20	0.430	Block 1	UG-RC
S10314	142	1	225	0	15	15	0.293	Block 1	UG-RC
S10315	142	9	225	10	25	15	0.251	Block 1	UG-RC
S10316	142	20	130	95	110	15	0.427	Block 1	UG-RC
S10317	99	-1	300	0	55	55	0.257	Block 1	UG-RC
S10318	99	4	300	15	55	40	0.304	Block 1	UG-RC
S10319	99	10	300	25	50	25	0.445	Block 1	UG-RC
S30036	122	-10	300	80	175	95	0.270	Block 3	UG-RC
S30043	129	22	265	90	160	70	0.363	Block 3	UG-RC
S30047	136	-5	280	145	260	115	0.613	Block 3	UG-RC
S30048	136	11	300	130	175	45	0.373	Block 3	UG-RC
SR-37	277	6	405	140	155	15	0.295	Block 1	UG-RC

SSX Mine

At the SSX Mine, thirty-seven RC holes totaling 4,410 feet and five core holes totaling 2,593 feet were drilled from April 1 through May 17, 2005.  Assays have been received for all but one of these holes.  Drilling was concentrated in Zone 5 along the drift connecting the mine to Steer, and in Zone 2.  The December 2004 proven and probable reserve estimate at SSX was 1,561,400 tons at 0.258 opt, containing 402,200 ounces of gold.  The entire measured and indicated resource, including reserves, was estimated at 2,945,700 tons at 0.288 opt, containing 849,100 ounces of gold.  There is an additional inferred resource estimated at 943,000 tons at 0.242 opt, containing 228,100 ounces of gold.  Most of the non-reserve resource is located in Zone 5 which is becoming accessible for underground exploration and resource conversion drilling as development continues toward Steer.  Intercepts outside the measured and indicated envelope that are greater than 0.250 opt over 10 or more feet are listed below.

Hole #	Az (degrees)	Dip (degrees)	Total Depth (feet)	From (feet)	To (feet)	Length (feet)	Grade (opt)	Zone	Drill Type
S10072	180	-60	100	45	55	10	0.254	1	UG-RC
S20134	36	-85	90	30	65	35	0.418	2	UG-RC
Z23200	25	-60	60	5	20	15	0.382	2	UG-RC
Z23201	25	-78	60	5	30	25	0.416	2	UG-RC
Z23215	350	-75	90	0	10	10	0.280	2	UG-RC
Z23227	0	-90	100	0	25	25	0.297	2	UG-RC
Z23228	0	-90	100	30	40	10	0.302	2	UG-RC
Z50391	235	5	180	115	130	15	0.278	5	UG-RC
Z50399	210	-30	110	30	40	10	0.379	5	UG-RC
SX-929	22	3	480	352	395	43	0.416	5	UG-Core
and	22	3	480	424	440	16	0.351	5	UG-Core
SX-931	22	-7	480	405	420	15	0.271	5	UG-Core

Smith Mine

At the Smith Mine, seventy-one RC holes were drilled from underground, totaling 9,525 feet.  Drilling was concentrated in Zone 3, following high grade structures that have been the chief source of ore in the main Smith Mine.  The December 2004 proven and probable reserve was estimated at 524,100 tons at 0.316 opt (165,800 ounces of gold) within a total estimated measured and indicated resource of 1,423,800 tons at 0.288, containing 409,700 ounces of gold.  Development of the Mahala orebody, a part of the Smith reserve and resource, is providing additional drill stations for exploration and resource conversion.  Additional drilling is also planned for Zone 5, the B-Pit area, which is also a part of the Smith reserve and resource.  Intercepts that are outside the measured and indicated envelope and greater than 0.250 opt over 10 or more feet are listed below.

Hole #	Az (degrees)	Dip (degrees)	Total Depth (feet)	From (feet)	To (Feet)	Length (feet)	Grade (opt)	Zone	Drill Type
C30255	106	-20	190	125	140	15	0.555	Zone 3	UG-RC
C30259	86	-18	275	175	195	20	0.360	Zone 3	UG-RC
C30262	106	-43	190	155	165	10	0.621	Zone 3	UG-RC
C30263	81	-15	235	130	155	25	0.261	Zone 3	UG-RC
C30265	219	20	155	30	60	30	0.369	Zone 3	UG-RC
C30266	218	5	150	120	135	15	0.270	Zone 3	UG-RC
C30267	219	-8	150	105	120	15	0.354	Zone 3	UG-RC
C30268	212	15	175	115	135	20	0.260	Zone 3	UG-RC
C30269	212	-5	175	20	50	30	0.748	Zone 3	UG-RC
and	212	-5	175	120	140	20	0.289	Zone 3	UG-RC
C30271	210	15	160	85	110	25	0.320	Zone 3	UG-RC
C30272	210	0	130	100	115	15	0.590	Zone 3	UG-RC
C30274	210	-35	175	100	115	15	0.926	Zone 3	UG-RC
C30277	211	-10	160	120	135	15	0.835	Zone 3	UG-RC
C30290	145	15	150	15	70	55	0.378	Zone 3	UG-RC
C30293	145	-90	50	5	25	20	0.324	Zone 3	UG-RC
C30301	223	-45	75	10	30	20	0.311	Zone 3	UG-RC
C30319	145	30	100	0	60	60	0.258	Zone 3	UG-RC
C30320	145	15	100	5	65	60	0.254	Zone 3	UG-RC
C30321	145	0	100	15	30	15	0.312	Zone 3	UG-RC
C30324	145	30	100	15	25	10	0.405	Zone 3	UG-RC

Notes:

1.               A complete set of the data from which the highlighted drill results were selected, as well as maps showing mine and prospect locations, are available on the Company’s website, www.queenstake.com.

2.               A description of the geology, sampling procedures, and the Company’s laboratory Quality Assurance /Quality Control procedures are as described in the Company’s National Instrument 43-101 Technical Report filed on Sedar on February 23, 2005.  This report is available on the Company’s website, www.queenstake.com.

3.               Samples from underground drilling are analyzed at the Jerritt Canyon laboratory.  All samples are analyzed using standard fire assay techniques.

4.               The Qualified Person for the release of this exploration information is Mr. Dorian (Dusty) Nicol, Queenstake’s President and Chief Executive Officer.

5.               Intercepts are reported as drilled; true widths have not yet been calculated.

Queenstake Resources Ltd. is a gold mining and exploration company based in Denver, Colorado.  Its principal asset is the Jerritt Canyon District in Nevada, acquired in June 2003.  The Jerritt Canyon District consists of four underground mines, a 1.5 million ton per year capacity processing facility and a 100 square mile land package that represents some of the most exciting gold exploration ground in Nevada.  Jerritt Canyon has produced more than 7,000,000 ounces of gold since 1981.

For further information call:

John Haigh 303-297-1557 ext. 105

800-276-6070

Email – info@queenstake.com web – www.queenstake.com

Forward-Looking Statements – This news release contains “Forward-Looking Statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and Queenstake’s future plans are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.  Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change.

The Toronto Stock Exchange has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.